Mail Stop 4720   August 20, 2009

Via Facsimile and U.S. Mail

Tristan Kuo
Chief Financial Officer
China Biologic Products, Inc.
No. 14 East Hushan Road, Tai'an City
Shandong, China 271000

> **Re: China Biologic Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 24, 2009**
> **File No. 333-160774**

Dear Mr. Kuo:

This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you are registering the sale of 3,582,803 common shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering and therefore may not be made under Rule 415(a)(1)(i). Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your cover page and Plan of Distribution to eliminate the statement that the shares may be sold at prevailing

market prices or at privately negotiated prices. Additionally, identify the selling shareholders as underwriters.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the

date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security;

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    ▪ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    ▪ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3 above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  o the date on which each such selling shareholder entered into that short position; and

  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all

agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

12. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements – March 31, 2009

Note 1 – Organization background and principal activities
Current Development
Dalin Acquisition and Entrustment Agreement, page F-6

13. It appears you have determined that you acquired Dalin on January 1, 2009. Please revise your disclosure to provide the basis for your conclusion that the acquisition date was January 1, 2009. Additionally, please tell us how you considered paragraphs 10 and 11 of SFAS 141(R) in developing your conclusion.

Note 14 – Business Combinations, page F-30

14. Based on your disclosures in Notes 13 and 14, it appears you have consolidated the results of Dalin and subsidiaries as of January 1, 2009, and as of that date, your results reflect a 90% ownership interest and ten percent noncontrolling interest in Dalin. It appears that you had a 50% ownership interest as of January 1, 2009, and you did not acquire a 90% interest in Dalin until April 14, 2009. Please tell us how your ownership interest is reflected appropriately within your results for the three months ended March 31, 2009.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley, Attorney Advisor, at (202) 551-3383, Staci Shannon, Staff Accountant at (202) 551-3374, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Louis A. Bevilacqua, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       2300 N Street, N.W.
       Washington, D.C. 20037-1122